June 30, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Matt Franker

Re:	Park-Ohio Industries, Inc. Registration Statement on Form S-4 (Registration No. 333-123665)

Ladies and Gentlemen:

     On behalf of Park-Ohio Industries, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-123665), as amended (the “Registration Statement”), of the Company be declared effective at 10:00 a.m. on Tuesday, July 5, 2005, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

     In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

23000 Euclid Avenue • Cleveland, Ohio 44117 • 216-692-7200 / Fax 216-692-7174

Securities and Exchange Commission
Attention: Matt Franker

     Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, PARK-OHIO INDUSTRIES, INC.
By:	/s/ Richard P. Elliott

Name: Richard P. Elliott Title: Vice President and Chief Financial Officer

cc: Michael J. Solecki, Esq.